

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

April 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302





06012358

SUPPL

Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release (2)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

dlw 4/10

File No. 82-34719



Press Release from Securitas AB

RECEIVED
2006 APR 10 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 3, 2006

Annual General Meeting of Securitas AB (publ)

At today's Annual General Meeting of Securitas AB (publ), the following was resolved:

Election of Board of Directors
The Annual General Meeting resolved that the number of Board Members should be ten with no deputy members. The meeting re-elected Thomas Berglund, Carl Douglas, Gustaf Douglas, Annika Falkengren, Stuart E. Graham, Berthold Lindqvist, Fredrik Palmstierna, Melker Schörling and Sofia Schörling-Högberg and elected the new board member Marie Ehrling. Melker Schörling was re-elected Chairman of the Board. Fees to the Board of Directors shall amount to SEK 4,650,000 in total (including fees for committee work).

Nomination Committee
Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) were re-elected members of the Nomination Committee before the Annual General Meeting 2007.

Dividend
According to the proposal of the Board of Directors, the Annual General Meeting resolved to declare a dividend of SEK 3.50 per share. April 6, 2006 was determined as record date for dividend and payment from the Central Securities Depository (VPC) is expected to commence on April 11, 2006.

Amendments of the Articles of Association
The Annual General Meeting resolved to amend the Articles of Association in accordance with the proposal of the Board of Directors, in order to adapt them to the new Swedish Companies Act.

Further information can be obtained from:
Thomas Berglund, President and CEO, +44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO, +44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations, +44 (0) 20 8432 6523,
+44 (0) 7884 117 192

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

File No. 82-34719

Press Release from Securitas AB

April 5, 2006

Securitas Systems acquisition in the US

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4,5 (MSEK 35) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4,6 (MSEK 36)

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

Contact:

Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523

The press release is also available on: www.securitasgroup.com

Notes to Editors:

Securitas Systems, part of the Securitas Group, is a security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defense, airport, seaport and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion and fire alarm systems. The total annual sale for Securitas Systems is approximately MSEK 6,000; it has 5,000 employees and operates in 15 countries (in Europe, USA and Hong Kong). Securitas Systems also owns Pacom, a security product manufacturing company in Australia. For further information on Securitas Systems please visit the following website **www.securitassystems.com**

Securitas is a world leader in security, active in more than 20 countries in Europe and North America. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Securitas Systems** for integrated and high end security systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash processing, transport and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 66,000.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70